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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                  The purpose of this amendment is to amend and supplement Item
4 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended.

Item 4.           The Solicitation or Recommendation.
                  -----------------------------------

                  Item 4 (b) is hereby amended by adding the following to the end of such Section:

                  On July 28, 2003, the following letter was received from Mr. Yost, and simultaneously made public by ArvinMeritor through a press release:

         July 28, 2003

         Mr. Glen H. Hiner
         Mr. Benjamin F. Bailar
         Mr. A. Charles Baillie
         Mr. Edmund M. Carpenter
         Mr. Eric Clark
         Ms. Cheryl W. Grise
         Mr. James P. Kelly
         Ms. Marilyn R. Marks
         Mr. Richard B. Priory

         Dear Mr. Hiner and Members of the Committee of Independent Directors:

         We have reviewed the Schedule 14D-9 that Dana Corporation filed with the Securities and Exchange Commission on July 22, 2003 and the amended and restated Schedule 14D-9 that Dana filed on July 23, 2003.

         We noted that on July 18, 2003 the Dana Board formed a Committee of Independent Directors to consider our offer and other "possible strategic alternatives." We are pleased that Dana's independent directors have apparently recognized the conflict that Dana's management has in considering our offer. It is apparent from both management's statements to me and management's public statements -- to the effect that there is no price at which Dana would consider discussing a transaction with ArvinMeritor -- that management had no intention of fairly considering our offer. We also note that management's public statement that there is no "business logic" to a combination is contrary to the opinion of numerous industry analysts and investors and irrelevant to your shareowners given the all cash nature of our offer for Dana shares.[1]

         We are encouraged that it appears that the independent directors may have taken control of the process and we would very much like to be part of your process. To that end, we would like to meet with you to discuss our all cash offer that will provide your shareowners with the opportunity to realize significant value without relying on the uncertain outcome of Dana's long-term serial restructuring efforts.



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         We have noted Dana's concerns regarding our financing for the transaction and potential antitrust issues as reasons for recommending that shareowners reject our tender offer. We are confident that if you and your advisors meet with us we can resolve all of these concerns to your satisfaction.

         As I have expressed several times before, if Dana is willing to work with us to consummate a transaction, we are prepared to analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction. In the meantime, as a shareowner of Dana, we expect that Dana's Board and the Committee will not take any action that will impair the value of the company.

         I am confident that working together we can quickly close a transaction that is in the best interests of both companies' shareowners and other interested constituencies. I will be calling you shortly to schedule a meeting.

         On behalf of the ArvinMeritor Board of Directors,

         Sincerely,

         /s/ Larry Yost

         Larry Yost

         --------------------------

         [1] See responses of Joseph Magliochetti to questions during Dana's Q2 2003 earnings conference call, July 23, 2003.

                  On July 30, 2003, the following letter was sent to Mr. Yost in response to his letter dated July 28, 2003:

                                                                   July 30, 2003

         Mr. Larry D. Yost
         Chairman and CEO
         ArvinMeritor, Inc.
         2135 West Maple Road
         Troy, Michigan 48084

         Dear Mr. Yost:

                  Your offer was reviewed carefully and fully by Dana Corporation's Board of Directors and its Committee of Independent Directors. Dana Corporation's Schedule 14D-9 fully and completely reflects the unanimous recommendation of all Directors participating in the consideration of your offer that Dana's shareholders reject the offer. As you know, the Board determined that the offer is inadequate, from a financial point of view,

                                      -2-

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         to our shareholders, and that the offer is not in the best interests of either Dana or its shareholders. Your July 28, 2003 letter does not provide any new or additional information for the Board or the Committee of Independent Directors to consider. We stand by our recommendations and the careful work put in by the Board and the Committee of Independent Directors in considering your offer.

                  There is absolute unanimity within the Dana Board as to your offer. As noted in Dana's Schedule 14D-9, the Dana Board formed a Committee of Independent Directors consistent with the Board's periodic practice of holding executive sessions of non-management Directors in conjunction with regular Board meetings, and current corporate governance best practices. You should not confuse the Board's commitment to conduct itself in a transparent and appropriate manner with a non-existent conflict you are trying to manufacture. We have no desire to enter into discussions with you about an offer that we have already concluded is inadequate.

                  Rest assured that all the Directors of Dana are aware of their fiduciary responsibilities and will continue to act in the best interests of Dana and its shareholders.

                  Also be assured that all communications you may send to our Board Chairman, Joseph Magliochetti, will -- as have all past communications -- be shared promptly with the entire Board, including all members of the Committee of Independent Directors, and we ask that you address all further communications to Mr. Magliochetti.

                  On behalf of the Board of Directors and the Committee of Independent Directors

         /s/ Joseph M. Magliochetti                         /s/ Glen H. Hiner

         Joseph M. Magliochetti                             Glen H. Hiner

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  DANA CORPORATION

                                                  By: /s/ Joseph M. Magliochetti
                                                      --------------------------
                                                      Joseph M. Magliochetti
                                                      Chairman of the Board and
                                                      Chief Executive Officer

                                                  Dated: July 30, 2003


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